SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              JMAR Industries, Inc.
           ____________________________________________________________
                                (Name of Issuer)

                           Common Stock, $.01 par value
           ____________________________________________________________
                         (Title of Class and Securities)

                                   466212 107
           ____________________________________________________________
                     (CUSIP Number of Class of Securities)

                                 Kernco Trust SA
               2 rue Jargonnant, P.O. Box 6432, CH-1211, Geneva 6
                              Attn:  Sunder Advani
                              1-011-4122-707-7030
           ___________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                   Copy to:


                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                           New York, New York  10022
                                 (212) 735-3000
                            Attn:  Deborah Tuchman

                              November 20, 1997
                         (Date of Event which Requires
                           Filing of this Statement)

            If the filing person has previously filed a statement on
            Schedule 13G to report the acquisition which is the
            subject of this Statement because of Rule 13d-1(b)(3) or
            (4), check the following:               ( )

           Check the following box if a fee is being paid with this
           Statement:                               ( )




                                  SCHEDULE 13D

      CUSIP No. 46612 107
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Kernco Trust SA
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS*

           WC
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      _________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland
      _________________________________________________________________
                                 (7)  SOLE VOTING POWER
                                      1,000,000 shares of Common Stock,
                                      par value $.01 per share and
                                      250,000 warrants convertible into
                                      250,000 shares of Common Stock,
            NUMBER OF                 par value $.01 share.
             SHARES              ______________________________________
          BENEFICIALLY           (8)  SHARED VOTING POWER
            OWNED BY                  None
              EACH               ______________________________________
            REPORTING            (9)  SOLE DISPOSITIVE POWER
             PERSON                   1,000,000 shares of Common Stock,
              WITH                    par value $.01 per share and
                                      250,000 warrants convertible into
                                      250,000 shares of Common Stock,
                                      par value $.01 share.
                                 ______________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      None
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000 shares of Common Stock, par value $.01 per share and 250,000 warrants convertible into 250,000 shares of Common Stock, par value $.01 share.
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           7.4% of the Common Stock when the 250,000 warrants are
           exercised, and 5.9% of the Common Stock when the 250,000 warrants are not exercised.
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON*  IA

      _________________________________________________________________





 This Statement on Schedule 13D (the "Schedule 13D"), is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by Kernco Trust SA ("Kernco"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of JMAR Industries, Inc., a
 Delaware corporation ("JMAR").

 ITEM 1. SECURITY AND ISSUER.

 This Schedule 13D relates to the Common Stock of JMAR. The principal executive offices of JMAR are located at 3956 Sorrento Valley Blvd., San Diego, California, 92121.

 ITEM 2. IDENTITY AND BACKGROUND.

 This Schedule 13D is filed by Kernco. The principal executive offices of Kernco are located at 2 rue Jargonnont, CH-1211, Geneva 6. Kernco acts as an investment advisor to various entities, organizations and individuals.

 Set forth below are the name, address and present principal occupation or employment with Kernco (except as otherwise indicated) of each director an executive officer of Kernco.

      Name and Address                   Position

 1.   Sunder J. Advani                   Chairman
      10, Avenue Leonard Sismondi
      1224 - Chene-Bougeries
      Switzerland

 2.   Roland Farina                      Financial Director
      Aurefind SA
      rue de Lancy 7
      P.O. Box 117
      1211 Geneve 25
      Switzerland

 3.   Maitre Andre de Pfyffer            Director
      De Pfyffer & Associes
      6, rue Francois Bellot
      1206 Geneve
      Switzerland

 During the last five years, neither Kernco nor, to the best knowledge of Kernco, any director or executive officer of Kernco has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

 ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 The aggregate purchase price for the Common Stock was $3,400,000. The Common Stock was purchased for investment vehicles ("Investment
 Vehicles") for which either Kernco or Mikles/Miller Mgmt., Inc. act as investment advisor utilizing funds from the Investment Vehicles.

 ITEM 4. PURPOSE OF TRANSACTION.

 The Common Stock was purchased for investment purposes on behalf of the Investment Vehicles.

 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

 Kernco is the beneficial owner of 7.4% of the Common Stock when the 250,000 are exercised, and the beneficial owner of 5.9% of the Common Stock when the 250,000 are not exercised.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 There are no contracts, arrangements, understandings or relationships with respect to the Common Stock

 ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 DATED:    February __, 1998             Kernco Trust S.A.

                                         _____________________
                                         By: /s/ Sunder Advani
                                             Sunder Advani